

March 22, 2013

Via E-mail
Barbara A. Niland
Chief Financial Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, Virginia 23607

      Re: **Huntington Ingalls Industries, Inc.**
                Form 10-K for the year ended December 31, 2012
                Filed February 27, 2013
                File No. 001-34910

Dear Ms. Niland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 55

1. We note from the discussion in the first paragraph on page seven that the United States Government has withheld payment to you in certain cases where deficiencies were thought to exist in your business systems. Given that such withheld payments appear to represent an uncertainty with regard to your liquidity, please revise your liquidity discussion in MD&A to disclose the existence of such uncertainties, as well as the amounts of any payments withheld, to the extent the payments withheld are material.

Refer to Item 303 (A)(1) of Regulation S-K. If the withheld payments are not material to your liquidity or cash flows, please indicate this in your response and provide quantified information supporting your conclusions.

Financial Statements, page 64

Notes to Consolidated Financial Statements, page 71

12. Debt, page 89

2. Please revise your disclosure on page 90 to disclose the level under the fair value hierarchy that was used to determine the fair value of your debt at December 31, 2012 and 2011. Refer to the guidance outlined in ASC 820-10-50-2.

Exhibits 31.1 and 31.2

3. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. In this regard, we note certain wording referencing internal control over financial reporting is missing from item (4) of the exhibits. Please revise to include the certifications of each of your current President and Chief Executive Officer and Chief Financial Officer in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief